Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is entered into and effective as of March 12, 2007 (“Effective Date”), by and between TIGER OIL, INC., a Florida corporation (“Buyer”), and DEVCON INTERNATIONAL CORP., a Florida corporation (“Seller”).

RECITALS:

A. Seller’s subsidiaries listed on Schedule “A” (such subsidiaries are collectively referred to herein as the “Companies”) are presently engaged in the business of performing earthmoving, excavating, and filling operations, building golf courses, roads, and utility infrastructures, dredging waterways and constructing deep-water piers and marinas, (the “Business”). Seller is, as of the date hereof, a holding company whose business is primarily owning the equity interests of various subsidiaries including the Companies.

B. Seller and certain other of its subsidiaries are also engaged in business and activities unrelated to the Business (“Retained Business”).

C. Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Business assets owned or used by Seller and/or the Companies in the conduct of the Business, except for the Excluded Assets (as defined in Section 1.2), for the consideration and upon the other terms and conditions set forth in this Agreement. Seller desires to retain, and Buyer does not wish to purchase, all of the Retained Business assets owned or used by Seller in the conduct of the Retained Business.

D. Seller and Buyer acknowledge that one of Buyer’s investors is on the Board of Directors of the Seller, and is the former Chairman and CEO of the Companies, all of which has been fully disclosed to the Board of Directors of the Seller.

AGREEMENT:

NOW, THEREFORE, the parties hereby agree as follows:

1. PURCHASE AND SALE OF ASSETS.

1.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing on the Closing Date (as such terms are defined in Section 2), Seller shall, and shall cause the Companies to, sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase and acquire from the Seller and the Companies, free and clear of all encumbrances of any kind, all of Seller’s and the Companies’ right, title and interest in and to the Seller’s and the Companies’ property and assets, personal or mixed, tangible and intangible, of every kind and description, wherever located, belonging to Seller and the Companies as of the Effective Date which are used in conducting the Business, except as set forth on Exhibit “C”, including, but not limited to, all of the following property and assets (the “Acquisition Assets”):

(a) Vehicles, Equipment and Machinery. All vehicles, equipment, machinery, tools, supplies, spare parts, and all other tangible personal property and assets utilized in the Business, together with all duties and prepaid expenses related thereto, including those assets more particularly identified on Exhibit “A”, which is attached hereto and incorporated by reference herein (the “Vehicles, Equipment and Machinery”).

(b) Office Property. All furniture, fixtures, computer hardware and software, and supplies, spare parts, and all other tangible personal property and assets utilized in the Business, including, without limitation, those identified on Exhibit “A” (the “Office Property”).

(c) Inventories. All inventories related to the Business, wherever located, including inventories located in or about Seller’s or the Companies’ facilities or job sites, or in transit to Seller’s or the Companies’ facilities or job sites, provided that title has passed to Seller or the Companies (the “Inventories”).

(d) Customer Lists, Data and Records. All customer lists (the “Customer Lists”), operating data and records relating to the Business, including customer records, supplier agreements, general commercial information, work in process schedules, referral sources, job status reports and records, equipment logs, operating guides and manuals, copies of financial, accounting and personnel records, correspondence and other similar documents and records (the “Data and Records”). Following the Effective Date, Buyer will provide Seller access to the Data and Records for Seller’s business purposes subject to the Non-Competition Agreements (hereinafter defined).

(e) Contracts. All the interest (including all rights, benefits, duties and obligations) that Seller and the Companies possess and have the right to transfer in the contracts, identified in Exhibit “B”, which is attached hereto and incorporated by reference herein (the “Contracts”), provided, however, that (i) Buyer shall not assume any contracts not listed on Exhibit “B”, or any liabilities of the Seller or the Companies related to the Contracts which were incurred prior to the Effective Date, provided that Buyer shall assume only the obligation to complete such Contracts on and after the Effective Date, and (ii) Seller shall be entitled to receive payments for work completed prior to Feb. 28, 2007 and for reimbursements of costs incurred for the benefit of Buyer thereafter.

(f) Governmental Authorizations. All governmental authorizations owned, held or utilized by Seller or the Companies in connection with the ownership of the Acquisition Assets and the operation of the Business, and all pending applications therefor, in each case to the extent transferable to Buyer.

(g) Goodwill. The going concern value and goodwill of the Business (the “Goodwill”).

(h) Name. All rights to use the name “Devcon Construction” and all derivatives thereof in all jurisdictions outside of the continental United States; provided that Buyer may also use such name, on a nonexclusive basis, on any facility that is subject to the Real Estate Leases.

(i) Other Assets. Other properties and assets of every kind, character or description, tangible or intangible, owned by the Seller or the Companies used or held for use in connection with the Business, with the exception of the Excluded Assets (“Other Assets”).

1.2 Excluded Assets. All assets of the Seller and the Companies not related to the Business are specifically excluded from this Agreement. Notwithstanding the foregoing, there shall also be excluded from the Acquisition Assets, those assets described on Exhibit “C” (collectively, the “Excluded Assets”).

1.3 No Assumed Liabilities; Indemnification. Except for forward obligations set forth in the Contracts Buyer is assuming pursuant to Section 1.1(e), Buyer shall not assume, and Seller shall remain solely responsible for, and shall retain, pay, perform and discharge, any and all liabilities of Seller and the Companies (the “Retained Liabilities”). Within one week after Closing, a portion of the Purchase Price shall be used to repay all debt obligations of the Seller and/or the Companies related to the Business (if any), so that all Acquisition Assets are delivered to Buyer free and clear of all liens, claims and encumbrances. Seller hereby agrees to indemnify and hold Buyer harmless from any and all loss or additional expense, including attorney’s fees, resulting from its failure to provide for such debt obligations of the Business or any Retained Liability.

1.4 Purchase Price; Earnest Money Deposit. The purchase price for the Acquisition Assets (“Purchase Price”) shall be $5,250,000.00, which shall be paid to Seller as follows: (a) deposit by Buyer of the sum of $525,000.00 (“Earnest Money”) on the Effective Date with the undersigned escrow agent (“Escrow Agent”) who shall release and apply all escrowed amounts solely in accordance with joint written instructions that are executed and delivered to the Escrow Agent from time to time by each of Seller and Buyer; (b) at Closing, the delivery by Buyer of immediately available funds in the amount of $4,200,000.00 (less other adjustments as provided in this Agreement), by certified check or wire transfer in immediately available funds to an account designated by Seller; and (c) execution and delivery at Closing of Buyer’s non-negotiable promissory note payable one hundred twenty (120) days from Closing to Seller in the principal amount of $525,000.00 (the “Note”), said Note to be in commercially reasonable form as agreed upon by Buyer and Seller. The Buyer’s obligations of payment under the Note shall be subject to the Buyer’s right of set-off in accordance with Section 9 of this Agreement.

1.5 Dredge Repairs. Immediately upon the execution of this Agreement and payment of the Earnest Money, Buyer and Seller shall execute and deliver to the Escrow Agent joint written instructions instructing the Escrow Agent to pay all liabilities and/or other obligations related to the repairs to dredge 1 (which obligations are acknowledged to be Seller’s), with all remaining amounts of Earnest Money being held to be paid to Seller at Closing.

1.6 Non-Competition Agreements. At or prior to the Closing, the Seller and the Companies shall execute non-competition and confidentiality agreements related to the Business in commercially reasonable form as approved by Buyer (the “Non-Competition Agreements”).

1.7 Real Estate Leases. At or prior to the Closing, the Buyer shall enter into or assume lease agreements or sublease agreements for a 90 day period for the office location at the Newport Center, Deerfield Beach, Florida and for the remaining term for the shop location at Southwest 10th Street, Deerfield Beach, Florida, in commercially reasonable form as approved by Buyer (the “Real Estate Leases”).

1.8 Allocation of Purchase Price. The Purchase Price shall be allocated among the Acquisition Assets as specified in Exhibit “D”. After the Closing, the parties agree to make consistent use of the allocation, fair market values and useful lives specified in Exhibit “D”.

1.9 Operation of Business prior to Closing; Indemnification. On the Effective Date, Buyer, or Buyer’s assignee, shall assume performance of the Contracts and management of other operations of the Business to be transferred pursuant to this Agreement. Until Closing, Buyer shall manage such operations out of the Deerfield Beach location set forth in Section 1.7 consistent with the manner and level of care with which such operations were managed previously by Seller during the twelve (12) months prior to the date hereof. Possession of the Acquisition Assets shall be given to Buyer on the Effective Date and Seller shall cooperate to ensure a smooth transition to Buyer. During the period from the Effective Date through the Closing, the Buyer shall consult with the Seller and obtain Seller’s concurrence on Business decisions which could be reasonably expected to result in a material adverse change to the Business, and the relationship between Buyer and Seller shall be as independent contractor. Buyer shall indemnify and hold Seller harmless for any damages, losses, and claims incurred by Seller and caused by Buyer following the Effective Date. During the period from the Effective Date through Closing, Buyer and Seller will jointly evaluate the costs to complete the Contracts and the prior work performed by Seller and the Companies, and will adjust the Purchase Price by mutual agreement if necessary. All liabilities for work performed: 1) prior to the Effective Date shall be the responsibility of Seller; and 2) after the Effective Date shall be the responsibility of Buyer. Retentions will be prorated by the Seller and the Buyer in proportion to the work completed.

1.10 Allocation of Contract Revenue and Costs. The WIP Schedule (as defined in Section 3.5) will be jointly updated to reflect the value of the jobs as of February 28, 2007. All job costs incurred by Seller prior to February 28, 2007 shall be the obligation of Seller and all job costs incurred following that date shall be the obligation of the Buyer. Similarly, the value of work performed and unpaid prior to February 28, 2007 is to be paid to the Seller and the value of work following February 28, 2007 is to be paid to the Buyer.

1.11 Accounts Receivable. The Seller shall retain all accounts receivable and notes, provided, however, that the Buyer and Seller may mutually agree that the Buyer handle collection thereof. The mechanism and compensation to Buyer shall be established prior to Closing. If payments have been made to the Seller or the Companies in excess of the value of the work performed by Seller or the Companies prior to the Effective Date, the Seller will reimburse the Buyer accordingly.

2. CLOSING. Consummation of the purchase and sale of the Acquisition Assets as contemplated in this Agreement (the “Closing”) shall take place on or before March 20, 2007, or on such other date and at such place as the parties may mutually agree (the “Closing Date”).

3. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller and the Companies hereby represent and warrant to Buyer as follows:

3.1 Authority. The Seller is a corporation duly incorporated and existing under the laws of the State of Florida, and the Companies are duly organized, validly existing and in good standing under the laws of the jurisdictions listed on Schedule “A”, and all are authorized to transact business therein. Seller has full power and authority to enter into this Agreement, and Seller and the Companies have full power and authority to perform the transactions contemplated by this Agreement. Seller’s and the Companies’ execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement have been duly authorized by Seller’s board of directors and by the Companies’ board of directors and shareholders. This Agreement constitutes the legal, valid, and binding obligation of Seller, enforceable in accordance with its terms.

3.2 Title to Acquisition Assets. Seller and/or the Companies have good and marketable title to all of the Acquisition Assets which are fully paid for as of the Closing and will transfer the same to Buyer at the Closing, free and clear of all liens, pledges, security interests and encumbrances.

3.3 Compliance with Law. To the best of Seller’s and the Companies’ knowledge, Seller and the Companies are in compliance in all material respects with all applicable laws, rules, and regulations of the city, county, state and federal government applicable to the Business.

3.4 Contracts. Seller has furnished to Buyer a true and complete copy of each written Contract listed on Exhibit “B”. To the knowledge of Seller, each such Contract is legal, valid, binding, enforceable and in force and effect in all material respects. No party to any such Contract is in material breach or default. All of the Contracts are assignable by Seller and/or the Companies to Buyer. In the event that a Contract is not assignable, a subcontract will be issued.

3.5 Work in Process Schedule. Seller has delivered to Buyer a work in process schedule of existing jobs related to the Business (the “WIP Schedule”). The WIP Schedule represents Seller’s management’s evaluation of the status of the work performed to date and the financial position of the Contracts, including all unsigned change orders, and the results of performance and operations of the Seller and the Companies regarding the Contracts as of December 31, 2006 and for the periods referred to in the WIP Schedule. The WIP Schedule has been prepared in accordance with industry standards. The parties shall mutually update the WIP Schedule as of February 28, 2007.

3.6 Permits and Licenses Necessary to Business. Seller and the Companies have all required and proper material permits and licenses, including franchises, titles (including motor vehicle titles and current registrations), and any other similar documents constituting a material entitlement or otherwise material to the operation of the Business (collectively, “Permits”), and Seller and the Companies are a party to all other material contracts and agreements necessary to permit them to carry on the Business and the Contracts as presently conducted.

3.7 Customer Lists, Data and Records. The Customer Lists, Data and Records consisting of customer lists, customer records, supplier agreements, work in process schedules, referral sources, job status reports and records, equipment logs, operating guides and manuals and personnel records are true and complete in all material respects.

3.8 Inventory. The Inventory will be maintained in the normal course of business by Seller and the Companies from December 31, 2006 through the Effective Date.

3.9 Accuracy of Exhibits. Seller has delivered to Buyer a list of the Acquisition Assets which has been attached hereto as Exhibit “A”. As of the Effective Date, the quantity and the quality of the Acquisition Assets will be substantially similar to, or greater than, that maintained by Seller and the Companies on December 31, 2006. If any asset identified on the December 31, 2006 asset list was sold or otherwise transferred or disposed of by the Seller or the Companies between December 31, 2006 and the Effective Date, Seller shall remit to Buyer the proceeds or other consideration received for the asset so sold, transferred or disposed, provided that the total value of the assets that were sold or disposed of were in the amount of at least $50,000.00 in the aggregate.

3.10 Completeness of Statement; Effect of Representations and Warranties. To the best of Seller’s and the Companies’ knowledge, Seller and the Companies have disclosed to Buyer all material adverse facts known to it relating to these representations and warranties. The representations and warranties of Seller and the Companies are true and complete in all material respects. To the best of Seller’s and the Companies’ knowledge, no representation or warranty of Seller and the Companies contains any untrue statement of a material fact, omits any material fact necessary to make such representation or warranty, under the circumstances which it was made, not misleading, or contains any misstatement of a material fact. The representations and warranties contained in this Section 3 of the Agreement shall survive for a period of two (2) years after the Closing of the sale of the Acquisition Assets.

3.11 No Representations. Notwithstanding anything set forth herein to the contrary, Seller makes no representations with respect to any matter of which Donald L. Smith, Jr. had actual knowledge prior to the date hereof.

4. REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer hereby represents and warrants to Seller as follows:

4.1 Authority. Buyer is a corporation duly organized and existing under the laws of the State of Florida and is authorized to transact business therein. Buyer has full power and authority to enter into, deliver and perform this Agreement. Buyer’s execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement have been duly authorized by Buyer’s board of directors and shareholders. This Agreement constitutes the legal, valid, and binding obligation of Buyer, enforceable in accordance with its terms.

4.2 Encumbrances. Buyer represents and warrants that the funds it uses to pay the Purchase Price are not the subject of an Internal Revenue Service lien or a lien of any other taxing authority.

4.3 Condition of Assets. Buyer acknowledges that it is purchasing the assets listed on Exhibit “A” “As Is Where Is”, with no warranties or representation as to condition.

5. COVENANTS OF THE PARTIES.

5.1 Transition of the Acquisition Assets; Accounting Support. Seller covenants with Buyer to cooperate with Buyer to effect the smooth delivery of the Acquisition Assets from Seller to Buyer on the Effective Date including the retention and performance of the Contracts and the customers of the Business by such means as Buyer may reasonably request, including, but not limited to, providing full and complete access to records, data, personnel, project and construction financial records, equipment records and site inspections. Seller is to provide accounting support, at cost, for up to ninety (90) days from the Effective Date.

5.2 Further Assurances. Each of the parties agrees that it will at any time, and from time to time, after the Closing Date, upon the reasonable request and at the expense of the appropriate party, do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, assignments, transfers, conveyances and assurances as may be required to complete the transactions contemplated herein. After the Closing Date, at the expense of Seller, Seller shall use its best efforts to cause any necessary third party to execute such documents and do such acts and things as Buyer may reasonably require for the purpose of giving to Buyer the full benefit of all the provisions of this Agreement and as may be reasonably required to complete the transactions contemplated herein.

5.3 Payment of Taxes, Fees and Costs. Seller and Buyer shall bear equally all taxes, fees and costs due on the sale and transfer to Buyer of the Acquisition Assets contemplated by this Agreement to the extent Buyer’s obligations under this Section 5.3 do not exceed $25,000, at which point Seller shall be obligated to bear all amounts in excess of such $25,000 threshold.

6. CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE. Buyer’s obligation to consummate the transactions contemplated herein, and to take the actions required to be taken by Buyer at the Closing, is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

6.1 Accuracy of Representations. All of the representations and warranties of Seller and the Companies in this Agreement (considered collectively), and each of such representations and warranties (considered individually), must have been accurate in all material respects as of the Effective Date, and must be accurate in all material respects as of the Closing Date as if made on the Closing Date.

6.2 Seller Performance. All of the covenants and obligations that Seller and the Companies are required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been duly performed and complied with in all material respects.

6.3 Other Documents. Buyer must have received such other documents as it may reasonably request for the purposes of (a) evidencing the accuracy of any of the representations and warranties of Seller and the Companies; (b) evidencing the performance by Seller and the Companies of, or the compliance by Seller and the Companies with, any covenant or obligation required to be performed or complied with by them; (c) evidencing the satisfaction of any condition referred to in this Section 6; or (d) otherwise facilitating the consummation or performance of any of the transactions contemplated herein.

6.4 No Prohibition. Neither the consummation nor the performance of any of the transactions contemplated herein will, directly or indirectly (with or without notice or lapse of time), materially contravene or conflict with, or result in a material violation of, or cause Buyer or any person or entity affiliated with Buyer to suffer any material adverse consequence under, (a) any applicable legal requirement or order; or (b) any legal requirement or order that has been published, introduced or otherwise proposed by or before any governmental body.

6.5 Noncompetition Agreement. The Seller and the Companies shall each execute and deliver to the Buyer the Noncompetition Agreements referred to in Section 1.6.

6.6 Physical Inventory. The Buyer shall have conducted, immediately prior to Closing, a physical inventory of all Inventories and of the assets listed on Exhibit “A”, and shall have satisfied itself, that there is no material adverse change in the quality and quantity of the Inventory and of the assets listed on Exhibit “A” to be transferred pursuant to this Agreement. It is expressly agreed that for purposes of this Agreement, the term “material adverse change” shall mean in the aggregate, change which results in a loss of at least $50,000.00.

7. TERMINATION.

7.1 Termination Events. This Agreement, by notice given prior to or at the Closing, may be terminated:

(a) by either Buyer or Seller if a breach of any provision of this Agreement has been committed by the other party and such breach has not been waived;

(b) (1) by Buyer if any of the conditions in Section 6 have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement) and Buyer has not waived such condition on or before the Closing Date; or (2) by Seller, if any of the conditions in this Agreement have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Seller to comply with its obligations under this Agreement) and Buyer has not waived such condition on or before the Closing Date;

(c) by either Buyer or Seller if the Closing does not occur by April 1, 2007; or

(d) by mutual consent of Buyer and Seller.

7.2 Effect of Termination. Each party’s right of termination under Section 7 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 7.1, all further obligations of the parties under this Agreement will terminate, except that the obligation in Section 10.3 will survive.

8. DELIVERIES AND ACTIONS TO BE TAKEN AT CLOSING.

8.1 Deliveries by Seller. At the Closing, Seller shall deliver to Buyer (duly executed where appropriate):

(a) resolutions of the Board of Directors of Seller and the Board of Directors and Shareholders of each of the Companies, which shall be in full force and effect as of the Effective Date, authorizing the execution and delivery of this Agreement and consummation of the transactions contemplated herein;

(b) a bill of sale for the Acquisition Assets in form reasonably acceptable to Buyer and Seller executed by Seller and the Companies;

(c) an Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) for the assignment and assumption of the Contracts or, in lieu thereof, subcontracting agreements (the “Subcontracting Agreements”) in form reasonably acceptable to Buyer and Seller executed by Seller and the Companies;

(d) Noncompetition Agreements executed by Seller and the Companies;

(e) title documents for the Vehicles, Equipment and Machinery;

(f) the Real Estate Leases executed by the applicable Landlord or Sublandlord, as the case may be;

(g) such other documents as may be reasonably necessary to effect the closing of the transactions contemplated in this Agreement.

8.2 Deliveries by Buyer. At the Closing, Buyer shall deliver to Seller (duly executed where appropriate):

(a) payment of the Purchase Price and delivery of the Note;

(b) resolutions of the Board of Directors and President of Seller, which shall be in full force and effect as of the Closing Date, authorizing the execution and delivery of this Agreement and consummation of the transactions contemplated herein;

(c) the Real Estate Leases executed by Buyer;

(d) the Noncompetition Agreements executed by Buyer; and

(e) the Assignment and Assumption Agreement and Subcontracting Agreements executed by Buyer.

9. SURVIVAL; INDEMNIFICATION; SET-OFF; REMEDIES. All representations, warranties, covenants and obligations in this Agreement, the Exhibits, and any other certificate or document delivered pursuant to this Agreement, shall survive the Closing for a period equal to two (2) years. Seller and Buyer mutually agree to indemnify and hold each other harmless from any and all loss or additional expenses resulting from any misrepresentation or breach of warranty made herein including, but not by way of limitation, the expense of legal fees that may be incurred because of such misrepresentation or breach. In the case Buyer pursues and subsequently obtains a judicial determination from a court of competent jurisdiction of a breach by Seller of its representations, warranties, covenants or obligations it is required to perform or to comply with under this Agreement, Buyer shall have the right, in addition to any other actions permitted by law, to set-off the amount of any such loss or expense against any unpaid Purchase Price still due hereunder or pursuant to the Note. The remedies provided for in this Section 9 of the Agreement, including Buyer’s right of set-off against any unpaid installment of the Purchase Price, shall not be exclusive of, or limit, any other remedies that may be available to Buyer or Seller and all of the same shall survive the closing hereof.

10. MISCELLANEOUS PROVISIONS.

10.1 Amendment; Waiver. This Agreement, and any exhibits hereto, may be amended, modified or superseded only by a written instrument signed by all of the parties to this Agreement. No party shall be deemed to have waived compliance by another party of any provision of this Agreement unless such waiver is contained in a written instrument signed by the waiving party and no waiver that may be given by a party will be applicable except in the specific instance for which it is given. The failure of any party to enforce at any time any of the provisions of this Agreement or to exercise any right or option contained in this Agreement or to require at any time performance of any of the provisions of this Agreement, by any of the other parties shall not be construed to be a waiver of such provisions and shall not affect the validity of this Agreement or any of its provisions or the right of such party thereafter to enforce each provision of this Agreement.

10.2 Limited Assignment; Binding Effect. No party shall assign any of its rights or obligations under this Agreement, whether by operation of law or otherwise, without obtaining the prior consent of the other parties to this Agreement, except that the Buyer may assign any of its rights and obligations under this Agreement without the prior consent of the Seller to any controlled affiliate of the Buyer. Subject to the foregoing, all of the provisions of this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties to this Agreement and their respective heirs, legal representatives, successors and assigns.

10.3 Confidentiality of Agreement. Unless otherwise required by law upon advice of such party’s legal counsel, no party shall disclose either the terms or existence of this Agreement to any person other than a party’s counsel and its other representatives or such other third parties with whom it must communicate to consummate the transactions described in this Agreement.

10.4 Construction and Interpretation of Agreement. Section titles or captions in this Agreement are included for purposes of convenience only and shall not be considered a part of the Agreement in construing or interpreting any of its provisions. All references in this Agreement to Sections shall refer to Sections of this Agreement unless the context clearly otherwise requires. The word “including” shall mean including but not limited to, and any list of items that may follow such word shall not be deemed to represent a complete list of the contents of the referent of the subject. The parties do not intend that this Agreement shall confer on any third party any right, remedy or benefit or that any third party shall have any right to enforce any provision of this Agreement.

10.5 Counterparts. This Agreement may be executed in one or more counterparts, including facsimile copies thereof, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement.

10.6 Entire Agreement. This Agreement, together with its exhibits hereto, embodies the entire agreement and understanding of the parties related to its subject matter and supersedes all prior proposals, understandings, agreements, correspondence, arrangements and contemporaneous oral agreements relating to subject matter of this Agreement. No representation, promise, inducement or statement of intention has been made by any party which has not been embodied in this Agreement.

10.7 Exhibits. All exhibits to this Agreement shall constitute part of this Agreement and shall be deemed to be incorporated in this Agreement by reference and made a part of this Agreement as if set out in full at the point where first mentioned.

10.8 Expenses. Except as otherwise expressly provided for in this Agreement, each party will bear its own expenses incurred in connection with the preparation, execution and performance of its obligations under this Agreement, including all fees and expenses of agents, representatives, counsel, accountants and attorneys.

10.9 Further Assurances. Each party shall execute and deliver such additional documents or take such additional actions as may be requested by another party to this Agreement if such requested document or action is reasonably necessary to effect the transactions described in this Agreement.

10.10 Governing Law. This Agreement shall be governed by, and shall be construed and enforced in accordance with, the laws of the State of Florida, without giving effect to any conflict of law rule or principle of such state. Jurisdiction and venue shall be proper in any court of competent jurisdiction within the State of Florida with respect to any claims by Seller against Buyer for failure to pay all or any portion of the Purchase Price or the Note.

10.11 No Third Party Beneficiaries. This Agreement is not intended to, and shall not be construed to, confer upon any third person any right, remedy or benefit nor is it intended to be enforceable by any third person, and shall only be enforceable by the parties hereto, and their respective successors, permitted assigns, heirs and personal representatives.

10.12 Notices. All notices, requests, consents, approvals, waivers, demands and other communications required or permitted to be given or made under this Agreement shall be in writing and shall be deemed delivered to the parties on the (a) date of personal delivery or confirmed transmission by facsimile transmission; (b) date of delivery to a nationally recognized overnight courier service; or (c) date of deposit in the United States Mail, postage prepaid, by certified mail, in each case, addressed as follows, or to such other address, person or entity as any party may designate by notice to the others in accordance herewith:

If to Buyer:	Tiger Oil, Inc. P.O. Box 971045 Boca Raton, FL 33497-1045 Attention: Donald L. Smith, Jr.

With a copy to:	Greenebaum Doll & McDonald PLLC 50 E. RiverCenter Blvd., Suite 1800 Covington, Kentucky 41011 Attention: Gregory S. Shumate

If to Seller:	Devcon International Corp. 595 South Federal Highway Suite 500 Boca Raton, FL 33432 Attention:

With a copy to:	Greenberg Traurig, P.A. 1221 Brickell Avenue Miami, Florida 33131 Attention: Robert Grossman, Esq.

10.13 Recovery of Expenses by Prevailing Party. The party prevailing in any civil action, arbitration or other proceeding shall be entitled to recover from the nonprevailing party, in addition to any damages the prevailing party may have been awarded, all reasonable expenses that the prevailing party may have incurred in connection with such proceeding, including accounting fees, attorneys’ fees and expert witnesses’ fees.

10.14 Severability of Provisions. If a court in any proceeding holds any provision of this Agreement or its application to any person or circumstance invalid, illegal or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it was held to be invalid, illegal or unenforceable, shall not be affected and shall be valid, legal and enforceable to the fullest extent permitted by law, but only if and to the extent such enforcement would not materially and adversely frustrate the parties’ essential objectives as expressed in this Agreement. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties intend that the court add to this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be valid and enforceable, so as to effect the original intent of the parties to the greatest extent possible.

10.15 Time of Essence. Time is of the essence to the performance of the obligations set forth in this Agreement.

11. EARNEST MONEY; DEFAULT; BREAKUP FEE. The Earnest Money shall be held by Escrow Agent and Buyer and Seller shall execute and deliver joint written instructions to the Escrow Agent and the Escrow Agent shall comply with such joint written instruction to disburse the Earnest Money as follows:

(a) Immediately upon receipt of the Earnest Money, the Earnest Money shall be used to pay the debt associated with the repairs to the dredge as provided in Section 1.5

(b) If the purchase and sale of the Assets is consummated, the Earnest Money (including the amount used to pay for the dredge repairs) shall be credited against the Purchase Price at the Closing.

(c) If Buyer elects to terminate this Agreement and Seller and the Companies have not satisfied all of the conditions precedent described in this Agreement, the Earnest Money shall be refunded to Buyer.

(d) If the purchase and sale of the Assets is not consummated because (i) Seller’s failure or refusal to perform Seller’s obligations hereunder, or (ii) any representations and warranties of Seller set forth herein are false as a result of Seller’s willful and wanton misconduct and the falsity of such representation or warranty results in a material adverse change (defined solely for purposes of this Section 11(d) as a change in an amount equal to $50,000) in the financial condition or results of operations of the Business, the Earnest Money shall be returned to Buyer, and the Seller shall pay to Buyer a breakup fee (the “Breakup Fee”) of 5% of the Purchase Price, unless Seller has terminated this Agreement pursuant to Section 7.1(a) or (b)(2). Buyer shall also have the right to bring an action against Seller for specific performance, provided, however, that if Buyer brings an action for specific performance, then Buyer is not entitled to receive the Breakup Fee.

(e) If the purchase and sale of the Assets is not consummated because of Buyer’s failure or refusal to perform its obligations hereunder, Buyer shall forfeit the Earnest Money to Seller as liquidated damages, which shall be Seller’s sole and exclusive remedy. Provided, however, that if Buyer terminates this Agreement pursuant to Section 7.1(a) or (b)(1) that the Earnest Money shall be returned to Buyer.

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first written above.

TIGER OIL, INC.
a Florida corporation

By:	/s/ Donald L. Smith, Jr.
Title:	Vice President
(“Buyer”)

DEVCON INTERNATIONAL CORP.,
a Florida corporation

By:	/s/ Richard Rochon
Title:	Acting Chief Executive Officer
(“Seller”)

GREENEBAUM DOLL & MCDONALD PLLC

By:	/s/ Gregory S. Shumate
Title:	Member
(“Escrow Agent”)

The following schedules and exhibits have been omitted. The Company agrees to furnish supplementally to the Commission such schedules and exhibits upon request.

Schedule A	–	List of the Companies and their jurisdictions of incorporation
Schedule 3.5	–	WIP Schedule
Exhibit A	–	Acquired Assets
Exhibit B	–	Assumed Contracts
Exhibit C	–	Excluded Assets
Exhibit D	–	Allocation of Purchase Price